Exhibit 12.1

Statement of Computation of Ratios

	The Company			The Predecessor
	Year Ended	Year Ended	For the Period September	For the Period January
	December 31,	December 31,	28, 2010 through	1, 2010 through		For the Year Ended
	2012	2011	December 31, 2010	September 27, 2010		2009	2008
Earnings:
Net income (loss)	$10,716	$(10,779)	$(10,722)	$(1,555)		$(7,039)	$(13,888)
Add: Fixed charges	10,792	10,970	3,443	3,289		4,264	4,464
Add: Amortization of capitalized interest	369	277	29	87		63	32
Less: Capitalized interest	(1,837)	(1,591)	(26)	(524)		(308)	(322)
Total earnings (loss)	$20,040	$(1,123)	$(7,276)	$1,297		$(3,020)	$(9,714)
Fixed charges:
Interest expense (including amortization of deferred financing costs and discounts)	$5,236	$5,275	$2,325	$1,590		$2,343	$2,495
Capitalized interest	1,837	1,591	26	524		308	322
Interest within rental expense	3,719	4,104	1,092	1,175		1,613	1,647
Total fixed charges	10,792	10,970	3,443	3,289		4,264	4,464
Preferred stock dividend requirements(1)	440	—	—	—		—	—
Combined fixed charges and preferred stock dividends	$11,232	$10,970	$3,443	$3,289		$4,264	$4,464
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	1.78	(2)	(2)		(2)	(2)	(2)

(1) The Company and its Predecessor did not have any preferred stock outstanding for the year ended 2011, for the period September 28, 2010 through December, 31, 2010, the period January 1, 2010, through September 27, 2010, for the year ended 2009, and 2008.

(2) The shortfall of earnings (loss) to combined fixed charges and preferred dividends for the year ended December 31, 2011, for the period from September 28, 2010 to December 31, 2010, for the period from January 1, 2010 to September 27, 2010 and for the years ended December 31, 2009 and 2008 was $12.1 million, $10.7 million, $2.0 million, $7.3 million and $14.2 million, respectively.